EX-99.A.III 2 v388255_ex99aiii.htm CORRECTION TO THE TRUST INSTRUMENT

Exhibit 99.a.iii

Correction to the Trust Instrument

The first sentence of Article II, Section 2 of the Trust's Trust Instrument, dated August 19, 2010, is corrected to provide, "The initial Trustee(s) shall be the person(s) signing the Trust's initial Certificate of Trust."

http://www.sec.gov/Archives/edgar/data/1479599/000114420414054102/v388255_ex99aiii.htm[1/26/2015 4:54:15 PM]